EXHIBIT 99.1

Hyderabad, India, & Princeton, NJ, USA. January 29, 2016. Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY), announced today that the U.S. Food and Drug Administration (FDA) has approved ZEMBRACE™SymTouch™ (sumatriptan succinate) injection, a drug-device combination product intended for the treatment of acute migraine episodes, with or without aura, in adults who are inadequately managed with existing treatment regimens. ZEMBRACESymTouch is available as a prefilled, ready-to-use, single-dose disposable autoinjector containing 3 mg of sumatriptan, a selective 5-HT1B/ID receptor agonist. The injection is intended to be given subcutaneously1.

“We are pleased to have received FDA approval for ZEMBRACESymTouch,” said Raghav Chari, Executive Vice President, Proprietary Products Group at Dr. Reddy’s Laboratories. ZEMBRACESymTouch is the first branded product in our Neurology portfolio. Migraine affects millions of patients. Many of these patients have busy lives and quick pain relief is critical to help them manage through their daily routines. In many cases, migraine episodes are accompanied by severe nausea, making it difficult to swallow and retain pills. ZEMBRACESymTouch is specifically designed for patients who may experience certain migraine episodes and for whom a pill may not be the right option.”

ZEMBRACESymtouch will be marketed in the United States by Promius Pharma, a wholly-owned specialty company of Dr. Reddy’s Laboratories. “This is a major milestone for the company as we continue to bring innovative medicines to patients and physicians,” said G V Prasad, CEO and Co-Chairman, Dr. Reddy’s Laboratories.

[1]	Safety and effectiveness in pediatric patients have not been established. ZEMBRACESymTouch injection is not recommended for use in patients younger than 18 years of age.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

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